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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                                WCI STEEL, INC.

                           (Name of Subject Company)

                         ------------------------------

                            WCI STEEL HOLDINGS, INC.
                             THE RENCO GROUP, INC.

                                   (Bidders)

                         ------------------------------

                 COMMON STOCK, NO PAR VALUE, $.01 STATED VALUE

                         (Title of Class of Securities)

                                   92923J109

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                           DENNIS A. SADLOWSKI, ESQ.
                             THE RENCO GROUP, INC.
                            WCI STEEL HOLDINGS, INC.
                           C/O THE RENCO GROUP, INC.
                              30 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10112

          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                         ------------------------------

                                    COPY TO:
                             MICHAEL C. RYAN, ESQ.
                         CADWALADER, WICKERSHAM & TAFT
                                100 MAIDEN LANE
                            NEW YORK, NEW YORK 10038
                            ------------------------

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION                                     AMOUNT OF FILING FEE**
                      $56,545,000*                                               $11,309.00

 * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase by WCI Steel Holdings, Inc. of 5,654,500 shares of common stock, no par value, $.01 stated value, of WCI Steel, Inc. (the "Shares"), at a price per Share of $10.00 net to the seller in cash. Such number of Shares represents all of the Shares outstanding as of October 25, 1996, other than Shares held directly or indirectly by The Renco Group, Inc.

**  1/50th of 1% of Transaction valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

                                     Filing
Amount previously paid:   None       party:        N/A
Form or registration
no.:                      N/A        Date filed:   N/A

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

CUSIP NO. 92923J109                        14D-1

    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON*

           WCI Steel Holdings, Inc.

    2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                          (a)
                                                                       / /
                                                                   (b) / /

    3      SEC USE ONLY

    4      SOURCE OF FUNDS (See Instructions)
           SC, AF, PF, OO

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(E) OR 2(F)
                 N/A

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           State of Delaware

    7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
           30,746,900

    8      CHECK IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
           (See Instructions)
                 N/A

    9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)*
           84.47%

   10      TYPE OF REPORTING PERSON (See Instructions)
           CO

* WCI Steel Holdings, Inc. is a direct wholly-owned subsidiary of The Renco Group, Inc. ("Renco"). As of October 25, 1996, Renco beneficially owned 30,746,900 shares of common stock, no par value, $.01 stated value, of WCI Steel, Inc. (the "Shares") (representing approximately 84.47% of the total outstanding Shares).

CUSIP NO. 92923J109                        14D-1

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON*

           The Renco Group, Inc.

    2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                          (a)
                                                                       / /
                                                                   (b) / /

    3      SEC USE ONLY

    4      SOURCES OF FUNDS (See Instructions)
           SC, AF, PF, OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(E) OR 2(F)
                 N/A

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           State of New York

    7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
           30,746,900

    8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN
           SHARES (See Instructions)
                 N/A

    9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7*
           84.47%

   10      TYPE OF REPORTING PERSON (See Instructions)
           CO, HC

* WCI Steel Holdings, Inc. is a direct wholly-owned subsidiary of The Renco Group, Inc. ("Renco"). As of October 25, 1996, Renco beneficially owned 30,746,900 shares of common stock, no par value, $.01 stated value, of WCI Steel, Inc. (the "Shares") (representing approximately 84.47% of the total outstanding Shares).

                                  TENDER OFFER

    This Tender Offer Statement on Schedule 14D-1 (this "Statement") is filed by WCI Steel Holdings, Inc., a Delaware corporation ("Holdings") and The Renco Group, Inc., a New York corporation ("Renco") that beneficially owns 30,746,900 shares of common stock, no par value, $.01 stated value (the "Shares"), of WCI Steel, Inc., an Ohio corporation (the "Company"), relating to the offer by Holdings to purchase all of the outstanding Shares at $10.00 per Share, net to the seller in cash, on the terms and subject to the conditions, and as more fully set forth in, the Offer to Purchase, dated October 28, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, as may be thereafter amended, collectively constitute the "Offer").

    Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to such terms in Exhibit (d)(1) hereto, the Offer to Purchase.

ITEM 1. SECURITY AND SUBJECT COMPANY

    (a) The name of the subject company is WCI Steel, Inc., an Ohio corporation (the "Company"). The address of the Company's principal executive offices is 1040 Pine Avenue, S.E., Warren, Ohio 44483-6528.

    (b) The information set forth on the cover page and under "Introduction" in the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth under "The Tender Offer--Section 6. Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

    (a)-(d), (g) This Statement is filed by Holdings and Renco. The information set forth on the cover page, under "Introduction" and in "The Tender Offer--Section 8. Certain Information Concerning the Company, Renco and Holdings" in, and in Schedule I to, the Offer to Purchase, is incorporated herein by reference.

    (e)-(f) During the last five years, neither Holdings nor Renco nor, to the best of their knowledge, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    (a) The information set forth under "Special Factors--Interests of Certain Persons" in the Offer to Purchase is incorporated herein by reference.

    (b) In connection with the issuance of the 1992 Notes and certain other transactions related thereto, the Company paid to Renco $4.5 million in fees for certain advisory and assistance services. In connection with his retention as President and Chief Executive Officer and his election as a Director of the Company, the Company paid to Edward R. Caine a one-time bonus on April 30, 1996 of $260,894. The information set forth under "Introduction," "Special Factors--Background," "--Reasons for the Offer and the Merger," "--The Letter Agreement" and under "The Tender Offer--Section 5. Source and Amount of Funds" and "--Section 9. The Merger" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth under "Introduction" and "The Tender Offer--Section 5. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS

    (a)-(e) The information set forth under "Introduction," "Special Factors--Reasons for the Offer and the Merger," "--The Letter Agreement," "--Purpose, Structure and Benefits of the Offer and the Merger," "--Plans for the Company after the Transactions" and under "The Tender Offer--Section 5. Source and Amount of Funds" and "--Section 9. The Merger" in the Offer to Purchase is incorporated herein by reference.

    (f)-(g) The information set forth under "The Tender Offer--Section 7. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Securities" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a) The information set forth under "Introduction," "Special
Factors--Purpose, Structure and Benefits of the Offer and Merger" and "--Interests of Certain Persons" in the Offer to Purchase is incorporated herein by reference.

    (b) On September 26, 1996, 3,000 Shares were issued by the Company to S. Daniel Abraham, a former director of the Company, pursuant to the Company's Stock Plan for Outside Directors; however, such Shares were returned to the Company and canceled upon Mr. Abraham's resignation from the Board of Directors. The information set forth under "Special Factors--Background" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT
      COMPANY'S SECURITIES

    The Information set forth under "Introduction," "Special
Factors--Background," "--The Letter Agreement" and "--Interests of Certain Persons" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The information set forth under "Introduction," "Special Factors--Fairness of the Equity Transaction" and "The Tender Offer--Section 13. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

    The information set forth under "The Tender Offer--Section 8. Certain Information Concerning the Company, Renco and Holdings" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

    (a) None.

    (b)-(e) The information set forth under "The Tender Offer--Section 12. Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth in the Offer to Purchase and in the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

(a)(1)     Offer to Purchase, dated October 28, 1996.
(a)(2)     Letter of Transmittal.
(a)(3)     Notice of Guaranteed Delivery.
(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
             Other Nominees.
(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form
             W-9.
(a)(7)     Letter to Shareholders of the Company, dated October 28, 1996.
(a)(8)     Text of Press Release, dated October 23, 1996.

(b)        Commitment Letter, dated October 25, 1996, from Congress Financial Corporation to
           The Renco Group, Inc.
(c)        Letter, dated October 9, 1996, from The Renco Group, Inc. to the Board of Directors of WCI Steel, Inc.
(d)        None.
(e)        Not applicable.
(f)        None.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 28, 1996

                                              WCI STEEL HOLDINGS, INC.

                                              By:        /s/ ROGER L. FAY
                                                         -----------------------------------------
                                                         Name: Roger L. Fay
                                                         Title: Vice President

                                              THE RENCO GROUP, INC.

                                              By:        /s/ ROGER L. FAY
                                                         -----------------------------------------
                                                         Name: Roger L. Fay
                                                         Title: Vice President, Finance

                                 EXHIBIT INDEX

EXHIBIT                                                                                                      PAGE NO.
---------                                                                                                  -------------
(a)(1)     Offer to Purchase, dated October 28, 1996.....................................................
(a)(2)     Letter of Transmittal.........................................................................
(a)(3)     Notice of Guaranteed Delivery.................................................................
(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees..............
(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees....................................................................................
(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.........
(a)(7)     Letter to Shareholders of the Company, dated October 28, 1996.................................
(a)(8)     Text of Press Release, dated October 23, 1996.................................................
(b)        Commitment Letter, dated October 25, 1996, from Congress Financial Corporation to The Renco
             Group, Inc..................................................................................
(c)        Letter, dated October 9, 1996, from The Renco Group, Inc. to the Board of Directors of WCI
             Steel, Inc..................................................................................
(d)        None..........................................................................................
(e)        Not applicable................................................................................
(f)        None..........................................................................................